

June 28, 2011

David Zhang, Esq.
Latham & Watkins
One Exchange Square, 41ˢᵗ Floor
8 Connaught Place, Central
Hong Kong

> **Re: Funtalk China Holdings Limited
> Schedule 13E-3 filed June 14, 2011
> File No. 5-85093**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement

Summary Term Sheet, page 4

Shareholder Vote Required to Adopt the Merger Agreement, page 5

1. Please revise to state how many votes will be required to meet the two-thirds approval requirement. In addition, we note that the filing persons own 77% of the total outstanding shares; please revise to state that the vote is assured.

Purposes and Effects of the Merger, page 6

2. Please revise the summary to include a discussion of the benefits and detriments of the merger. Further, please revise, here and under the Special Factors section,

to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

Interests of the Company's Executive Officers and Directors in the Merger, page 9

3. Please revise to quantify the payment amounts on an individual and aggregated basis.

Special Factors, page 21

4. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Citi or Merrill Lynch during the filing persons' evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In this regard, we note that Merrill Lynch presented a preliminary financial analysis on April 27, 2011 and on May 15, 2011.

Reasons for the Merger and Recommendations…, page 27

5. Please revise to quantify the going concern value considered by the board.

6. We note that the board considered the historical market prices. Please revise to further address whether the board considered the higher market prices of up to $8.61 during the past two years. In addition, please address the purchase price of $8.39, as disclosed on page 94. Refer to Instruction 2(ii) and (vi) to Item 1014 of Regulation M-A.

Position of the Buyer Filing Persons…, page 32

7. Please revise to address whether the Buyer Filing Persons considered the higher market prices of up to $8.61 during the past two years or the the purchase price of $8.39 paid in 2009.

Financial Analysis Provided by Citi to the Continuing Shareholders, page 35

8. Please revise to quantify any compensation received by Citi's affiliated commercial bank in connection with the revolving facility. Refer to Item 1015(b)(4) of Regulation M-A.

9. For each method of analysis, please revise to provide additional disclosure about the underlying data used in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated for Enterprise Value, Growth, adjusted EBITDA, and the results of the base case, working capital case, and sensitivity analysis. Please include comparable information for the issuer if the financial advisor considered this information. It may be useful if the information is disclosed in tabular format. Please revise to quantify multiples, rates or ranges and discuss why particular multiples, rates or ranges were used in each analysis.

Selected Transactions Analysis, page 37

10. Please revise to identify the transactions used in the selected transactions analysis and in the illustrative permiums paid analysis.

Certain Financial Projections, page 38

11. Please revise to clarify whether these projections were provided on April 27, 2011 or earlier on March 24, 2011. In addition, we note that projected working capital and capital expenditures were provided to the financial advisors; please revise to summarize these projections.

Opinion of the Independent Committee's Financial Advisor, page 40

Discounted Cash Flow Analysis, page 45

12. Please revise to quantify the terminal value and the forecasted unlevered, after-tax cash flows of the issuer. Please also describe why particular ranges, rates or multiples were used.

Precedent Squeezout Premia Analysis, page 46

13. Please summarize the implied premia used in the analysis.

Purpose of and Reasons for the Merger, page 48

14. We note that you discuss the Buyer Filing Persons' reasons for undertaking the merger at this particular time. Please revise to discuss the issuer's reasons for

undertaking the merger at this particular time, as opposed to another time, in the issuer's operating history. Refer to Item 1013(c) of Regulation M-A.

Effect of the Merger on the Company, page 49

Primary Benefits and Detriments of the Merger, page 50

15. We note that a benefit of the merger is the reduction of costs associated with operating as a public company. Please revise to quantify these cost savings.

Alternatives to the Merger, page 53

16. We note that the board did not consider alternative sale transactions in light of the Continuing Shareholders' express intention not to sell to any third party. Please revise to discuss any alternative means considered by the subject company or the filing persons to accomplish the stated purposes of going private and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A. For example, discuss whether the board considered a reclassification, reverse stock split, a tender offer or odd-lot offer.

Fees and Expenses, page 65

17. We note that Miscellaneous expenses are estimated to equal $970,000. Please further describe the fees included under "Miscellaneous."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions